EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months Ended July 2, 2016
Fixed charges:
Interest expense*	$70
Estimated interest portion of rents	19
Total fixed charges	$89

Income:
Income from continuing operations before income taxes	$475
Fixed charges	89
Dividends received from Finance group	29
Eliminate pretax income of Finance group	(12)
Adjusted income	$581

Ratio of income to fixed charges	6.53

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.